Filed by Genesis Lease Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Genesis Lease Limited
Exchange Act Commission File No: 1-33200
The following is a transcript of a conference call held by Genesis Lease Limited (“Genesis”) on November 5, 2009 in connection with the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V. (“AerCap”), Genesis and AerCap International Bermuda Limited.
IMPORTANT INFORMATION ABOUT THE AERCAP TRANSACTION
The proposed transaction between Genesis Lease Limited and AerCap Holdings N.V. will be submitted to the Genesis shareholders for their consideration. In connection with the proposed AerCap transaction, AerCap has filed with the SEC a Registration Statement on Form F-4 that includes a preliminary proxy statement of Genesis and a prospectus of AerCap. Genesis will mail the definitive proxy statement/prospectus to its shareholders. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as any other relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ Investor Relations at +1-212-896-1249.
This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

MANAGEMENT DISCUSSION SECTION
Operator: Good day. Welcome everyone to the Genesis Lease Limited Third Quarter 2009 Earnings Results Conference Call. This call is being recorded.
At this time I would like to turn the conference over to Vice President, Marybeth Csaby. Please go ahead, ma’am.
Marybeth Csaby, Vice President, KCSA Strategic Communications
Thank you and good morning, everyone. Again, my name is Marybeth Csaby, and I’m with KCSA Strategic Communications, Investor Relations Counsel to Genesis Lease. The company’s third quarter earnings release was issued this morning and is posted on its corporate website at www.genesislease.com. Representing the company today are John McMahon, Chief Executive Officer, and Alan Jenkins, Chief Financial Officer.
Before I turn the call over to John for his opening remarks, allow me to read the following Safe Harbor statement. This call contains forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words similar in meaning, including but not are (sic) [are not] limited to statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstance that are difficult to predict. Actual outcomes and results may differ materially due to various factors that are summarized in the earnings release and are described more fully from time to time in the company’s filings with the SEC. We refer you to those sources for additional information.
Genesis Lease expects – expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in views, expectations, or otherwise.
This call is the property of Genesis Lease Limited. Any distribution, transmission, broadcast, rebroadcast of this information in any form, without the expressed written consent of the company, is prohibited.
A replay of this call from today is available – from today, November 5, 2009 until Thursday November 19, 2009 at 11:59 PM Eastern Time. For access to the replay, call 888-203-1112 in the United States and Canada or internationally 1-719-457-0820 and enter the confirmation code 4097538. The webcast will be archived on the company’s website for one year.
Before I turn the call over to management, I would like to remind everyone that a slide presentation accompanies this call and can be accessed on Genesis’ website under the events link as found in the “Investor Relations” Tab.
With that said, I would like to turn the call over to John McMahon. John, the call is yours.
John McMahon, Chief Executive Officer
Thank you, Marybeth, and welcome everyone to our Third Quarter 2009 earnings call. Beginning with slide five, this morning, we are going to depart a little from our usual call structure given the recent announcement of our intention to merge with AerCap.
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I will begin the call with a few remarks about the transaction and then turn the call over to Alan, who will provide a review of our Q3 2009 results and key financial metrics. And then, as usual, we’ll open the call for questions.
As announced on September 18, Genesis and AerCap have agreed to merge in an all share-for-share transaction. The Board and Management team believe that the proposed transaction significantly improves the immediate and long-term outlook for Genesis Lease shareholders. Upon completion of the transaction, Genesis shareholders will own approximately 29% of the world’s leading independent aircraft leasing company.
Turning to slide six. In today’s very challenging business environment, we’re confident that the combined company can more effectively compete in the global aviation leasing market than either one of the companies could separately.
We believe that Genesis’ portfolio of high utility aircraft and solid cash flows, combined with AerCap’s portfolio of similarly attractive aircraft and contracted forward order book, substantially all of which is debt financing and confirmed lease commitments in place, will result in a very successful operating platform that should continue to deliver attractive earnings and growth over the coming years.
As noted on September 18, based on analyst estimates at that time, the merger of the two companies is expected to deliver significant earnings per share accretion to Genesis shareholders, in the region of 118% in 2010.
More specifically, as you will see on slide seven, the combined company will have approximately 8 billion in total assets, an enterprise value of over 6 billion, and a contracted order book of approximately 4 billion. The new AerCap will also gain access to Genesis’ unrestricted cash generating capability, and the combined company will have a growing, globally diversified portfolio of more than 350 aircraft and almost 120 customer relationships.
Shareholders should also benefit from increased market liquidity for their share holding. In summary, as found in slide eight, we firmly believe that this transaction positions Genesis’ shareholders to benefit from enhanced earnings and business growth as shareholders of the world’s leading independent aircraft leasing company. The proxy statement and prospectus in connection with the transaction have been filed with the SEC, and it’s available through our website genesislease.com. We will proceed to seek shareholder approval once it becomes effective, following the SEC’s review.
Now we’re well on our way to securing the necessary regulatory approvals in a number of jurisdictions, and assuming a shareholder vote in favor of the transaction, the transaction itself is expected to close in the next two to three months. In the meantime, we will operate in accordance with the various covenants included in the amalgamation agreement.
And with that let, me hand over to Alan for details of the financial results for Q3.
Alan Jenkins, Chief Financial Officer
Thanks, John. Looking at slide 10, as explained in our press release, our results for the third quarter 2009 were impacted by two significant items associated with recent strategic actions. An accrual of 2.5 million related to transaction costs incurred to-date with respect to the proposed merger with AerCap, and a non-cash charge of 7.7 million related to the accelerated amortization of deferred financing costs, following the decision to reduce the capacity of our revolving credit facility from $1 billion to 200 million. Adjusting for those two items, net income and earnings per share for
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the quarter were 6.1 million and $0.18 per share, respectively. In summary, our portfolio of leased aircraft continues to deliver strong cash flows and solid underlying profitability.
As you can see on slide 11, our rental revenues decreased by 3.6% to 55.4 million relative to the third quarter of 2008. Albeit our utilization rate was similar at 96.9% in 2009 compared to 96.4 % in Q3 of ‘08. However, our rental revenues in Q3 of ‘08 included a non-recurring credit of 3 million following the termination of two leases at that time. Adjusting for that amount, rental revenues have increased by 1.7% quarter-on-quarter.
Rental revenues have decreased by 3.8% over the nine-month period to 157.3 million, again impacted by the non-recurring credit in Q3 of ‘08, but also the fact that we had aircraft on the ground during 2009, which are all generating revenue again now; except one unit, which is due to deliver this month.
Slide 12 shows that depreciation increased by 17.7% to 23.3 million for the quarter, and by 13.7% to 67 million for the nine-month period. This increase primarily relates to an increase of 3.2 million and 7.7 million, respectively, relating to depreciation on planned major maintenance costs.
And on slide 13, you will note that interest expense increased by 47.3% to 26.9 million for the quarter and by 25.2% to 64.8 million for the nine-month period. The increase relates primarily to the increase in commitment fees and the amortization of financing costs on our revolving credit facility of 8.4 million and 10.6 million for the three and nine months, respectively. This includes the 7.7 million charge in Q3 of ‘09 arising from the decision to downsize the facility.
Interest expense also increased as a result of new financings on aircraft acquired in 2008 and 2009. Our blended interest costs for the period, excluding commitment fees and the amortization of financing costs, was 5.63% compared to 5.76% in Q3 of ‘08. We incurred very little maintenance expense as shown on slide 14 during the quarter as we had no further defaults or scheduled transitions in the quarter.
SG&A decreased by 4% to 5.9 million in the quarter and by 13.1% to 16.3 million for the nine months, primarily reflecting the continuous efficiencies with building up our team through 2008 and reducing overall costs as a consequence. With respect to tax, Genesis does not expect to pay any material cash taxes for 2009 or for the foreseeable future on a standalone basis. Our effective tax rate is at 6.6% for the quarter, which reflects the Irish corporate tax rate at 12.5% and the impact of certain non-deductible costs relating to the transaction costs incurred to-date on the proposed merger.
Our EBITDA for the quarter, as found on slide 15, decreased 8.4% to 47 million compared to 51.3 million in Q3 of ‘08, primarily reflecting the impact of the accrued merger transaction cost of 2.5 million in the quarter and also a net positive impact to net income of 1.1 million in Q3 of ‘08 following the early termination of two leases. This includes the 3 million recognized in revenue I noted earlier.
Turning to the balance sheet on slide 16, we had total assets of 1.78 billion at quarter end of which 1.63 billion relates to aircraft. Our accounts receivable was 2.4 million. Of that amount lease receivables were 1.7 million across the portfolio which all cleared shortly after quarter end.
Our unrestricted cash balance was 64.1 million, total cash including restricted was approximately 96.2 million. Liabilities totaled 1.29 billion, of which 1.13 billion reflect our debt facilities. Accounts payable at quarter end was 49.1 million, which has increases since last year, primarily due to additional capitalized maintenance accruals relating to planned major maintenance costs.
Our other liabilities are at 111.3 million at quarter end, the primary component there relates to the fair value of our swap book at 74 million.
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On the financing side on slide 17, on July 20 we acquired an A321 passenger aircraft, which we financed through our revolving credit facility. And of course we reduced the capacity on our revolving credit facility from 1 billion to 200 million. As explained in our press release on September 23, the revolving feature of our facility expires in just over five months now and the reduction will realize significant savings in commitment fees while continuing to maintain an appropriate level of capacity for Genesis. Equally, the combined company will have substantial financing capacity through AerCap’s $1 billion revolving credit facility, which can be drawn upon through May 2011 and matures in April 2014.
In addition we continue to monitor our financial covenants. As discussed in our previous call, at the end of July we have an annual LTV test in respect to one of our facilities that finances 11 of our aircraft. This LTV test was completed in September and as a result we made a 5.6 million payment in October to satisfy that test. At quarter end, our total debt-to-book debt and equity was 69.6%.
Finally moving to slide 18, in terms of our portfolio statistics, as of September 30, 2009, the weighted average age of our portfolio was 7.2 years; excluding our four freighter aircraft the weighted average age reduces to 6.3 years. 54 of our 55 aircraft were in operation with 36 airlines in 21 countries. As noted the remaining aircraft is expected to deliver to its customer in the next — in this month.
The weighted average remaining lease time on our portfolio was 4.6 years; overall our lease times reflect a well-balanced lease maturity profile extending out to 2021, which continues to provide visibility around our revenue cash flows. We have no further lease expirations in 2009, and only three scheduled lease expirations in 2010, which are yet to be contracted for new leases, two of which do not expire until the fourth quarter of 2010.
With that, allow me to turn the call back to John for his closing remarks.
John McMahon, Chief Executive Officer
Thanks, Alan. And now at slide 20, to conclude and summarize, the business environment continues to be challenging for all participants in the commercial aviation industry. Nevertheless, our portfolio of leased aircraft continues to perform well, delivering strong cash flows and solid underlying profitability.
Our proposed merger with AerCap will create the world leading independent aircraft leasing company that will combine Genesis’ strong aircraft portfolio and significant cash generating capability in the coming years with AerCap’s contracted, placed, and funded growth. The transaction is expected to be highly earnings per share accretive to Genesis’ shareholders, and will also increase the percentage of AerCap’s earnings derived from leasing. The combined company should be very well positioned to meet current industry challenges and to deliver continued profitable growth in the future.
With that, I’d like to open the call to questions.
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QUESTION AND ANSWER SECTION
Operator: Thank you. [Operator Instructions]. We will take our first question from Gary Liebowitz with Wells Fargo Securities.
<Q — Gary Liebowitz>: Hi, gentlemen.
<A — John McMahon>: Gary, good morning.
<A — Alan Jenkins>: Hi, Gary.
<Q — Gary Liebowitz>: It sounds like the merger now is expected to close sometime in early 2010. Is there something that’s come up that has made you change your opinion as to when this is going to close, and how do you expect to overcome that?
<A — John McMahon>: No, there is nothing that has come up that’s unusual. It was always — we had pictured it likely to close before the end of the year. It was always likely to be at the very end of the year. From today’s perspective, it’s more likely to slip into the early part of January of next year. There’s nothing that has happened that other than the mere passage of time to give us that view. In fact, as I mentioned in the prepared remarks, we’re progressing very well with respect to the various regulatory approvals and a number of those have been secured already. So that’s really it.
<Q — Gary Liebowitz>: Okay, okay. Also a question for Alan, the payment you made in October, with respect to the LTV test was a little bit higher than you had suggested back in July. Is that simply a function of the appraisals coming in a little bit lower than you had thought?
<A — Alan Jenkins>: No, is the short answer. But you’re correct, it is higher than we had flagged in July. So the — as we previously noted, the test occurs in September of each year and compares the maintenance adjusted appraised value to a debt balance. And if the ratio is in excess of 75%, then we make a payment to address that excess. The increased payment was not a reflection at all on aircraft values. We previously indicated the payment was based on the September debt balance, the test was — for the test conducted in September. However, we subsequently clarified that the test was based on a June 30 debt balance and so the payment increased.
<Q — Gary Liebowitz>: Oh, the payment increased because your debt balance increased?
<A — Alan Jenkins>: That’s correct, because it was based off a slightly timeframe but that’s correct.
<Q — Gary Liebowitz>: Okay, very well. And the two aircraft that were — that reentered service during the quarter, that in part at the end of June, can you give us a sense of what the change in the lease rate was? I assume it was down.
<A — Alan Jenkins>: It — yes, I mean it’s no different to what we disclosed on our last call. So we have been — as you will recall, we took back four aircraft following early terminations, three of which are placed now; one is remaining to be delivered this month. We previously indicated the aggregate reduction in those rentals was around the 11.5% mark.
We have had — on the other side, we have had one scheduled transition and one extension in the first nine months of 2009, where we have seen around a 4% increase relative to previous rentals. So in terms of the six data points we have through the first nine months in aggregate, there’s around an 8% deterioration, but clearly that’s a limited number of data points. So we need to be cautious in terms of what one would interpret, but we’re also operating in a lower interest rate environment, so one would expect some reduction, in any case.
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Our six data points are thrown a little bit by the fact that we were dealing with four repossessions, and you don’t have the lead time to remarket those aircraft that you enjoy for scheduled transitions, so there’s naturally often some decline in rent there.
<Q – Gary Liebowitz>: Okay. Thank you very much.
<A – Alan Jenkins>: Sure, Gary.
Operator: We’ll take our next question from Ben Mackovak with Rivanna Capital.
<Q – Ben Mackovak>: Hi, guys. First off, congrats on the merger. We’re very happy with that. So, on the two planes that were delivered in Q3, were those repossessed, or were those just naturally running off lease?
<A – Alan Jenkins>: The two planes that were delivered during the third quarter were as a consequence of earlier repossessions, and so that’s correct. We did also have one extension that we executed during the quarter, but that was a just a current lessee extending their lease term.
<Q – Ben Mackovak>: Okay. And any thoughts on the CIT bankruptcy and any impact their aircraft leasing business may have on the industry?
<A – John McMahon>: This is John. It’s somewhat early to tell, and given the nature of the bankruptcy, at least as portrayed in terms of the pre-packaged nature of it, it remains to be seen as to what the company that is – you know, the new CIT that has been indicated may reemerge from bankruptcy as early as the start of the new year. What that would look like, I think it’s reasonable to take the view that the aircraft leasing part of that business may not necessarily form part of it, but that is yet to be indicated as a definitive decision. So it’s too early to speculate that.
<Q – Ben Mackovak>: Again, congrats guys, nice job. Thank you.
<A – John McMahon>: Thank you.
Operator: [Operator Instructions]. Scott Valentin with FBR Capital Markets.
<Q – Scott Valentin>: Thanks for taking my question; just with regards to what’s going on in the overall leasing space, a lot of different lessors and planes for sale. Just trying to get a sense of what you’re seeing as an impact on lease rates. You mentioned Vinc in there, the 6 data points you have down 8%. But looking forward, do you expect continued pressure on lease rates?
<A – John McMahon>: I think there’s a big difference, there’s at least a few differences that you need to be aware of. One is, as we’ve just alluded to, there are differences that happen if you got an aircraft to the market in difficult circumstances. In other words, you’re taking it back on an unscheduled basis from one airline and trying to place it in the current market with a new airline. That is being done, it is being achieved, but the lease rates that you’re securing generally speaking are a good deal lower than you enjoyed previously.
When you have a scheduled remarketing of an aircraft, particularly a latest generation aircraft of the type that we’ve got, generally it’s much more straightforward. At least you have the time ahead to secure good lease rates, and while they may indeed be somewhat down on previous lease rates, reflecting a lower interest rate environment in the current market difficulties, they are pretty modest.
If you’ve got older, out of production aircraft, it is a completely different situation. There, I think it’s pretty self-evident that those types of aircraft are more difficult to place. We’re fortunate that we don’t really have many of those aircraft. So the majority of our portfolio, the substantial majority of our portfolio are modern, latest generation aircraft. So it doesn’t really apply. So as a result, we
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don’t have direct visibility on those types of difficulties that some lessors may be facing, in terms of placing older aircraft.
<Q – Scott Valentin>: Okay, and just in terms of requests for renegotiation, are you seeing any pickup in requests by existing customers trying to negotiate lease rates lower?
<A – John McMahon>: Not really. As Alan touched upon within his prepared remarks, our receivables management — and credit must go here to the team at GCAS who’ve been doing a stellar job in this regard — have been pretty incredible for an extended period of time now. We indicated that as of the end of the quarter, our lease receivables were of the order of 1.1 million, and all of those were cleared subsequently. So – and equally, in terms of restructuring negotiations and so on, it wouldn’t be unreasonable to anticipate that perhaps in the winter and spring period, some level of that might take place, but again, it’s too early. This hasn’t manifested itself today so it’s too early to say if it will do. Again, given the environment, that wouldn’t be an unreasonable expectation.
<Q – Scott Valentin>: Okay, thanks very much.
<A – John McMahon>: Okay, thanks.
Operator: At this time, we have no further questions. I’d like to turn this conference back to Mr. John McMahon for closing remarks.
John McMahon, Chief Executive Officer
Thank you very much, and thank you everyone for joining us on the call today. As we discussed during the call, we’re in the process of bringing the announced merger with AerCap to a conclusion over the coming two to three months, and assuming a positive vote from our shareholders in that regard, this is possibly Genesis’s last earnings call, and if that proves to be the case, we would like to take the opportunity to thank sincerely all of our coverage analysts, and especially our shareholders. Wish you all well for the future. Thank you.
Operator: Once again, ladies and gentlemen, that concludes our conference. Thank you for your participation.
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